Filed Pursuant to Rule 424(b)(3)

Registration No. 333-257261

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated August 25, 2022)

INVESCO DB G10 CURRENCY HARVEST FUND

This Prospectus Supplement No. 1 supplements and amends the Prospectus dated August 25, 2022 (the “Prospectus”). This Supplement No. 1 is being filed to reflect a determination by Invesco Capital Management LLC (the “Managing Owner”) to liquidate and terminate Invesco DB G10 Currency Harvest Fund (the “Fund”) pursuant to a process that is expected to conclude on or around March 10, 2023 (the “Liquidation Date”). The Managing Owner is taking these steps to wind down the Fund based on its determination that the net assets of the Fund in relation to the Fund’s operating expenses make it unreasonable and imprudent to continue the Fund’s business.

The Fund’s shares will cease trading on the NYSE Arca, Inc. (“NYSE Arca”) after market close on March 3, 2023 (the “Cessation Date”). Prior to the Cessation Date, Shareholders will be able to sell their shares in the Fund (“Shares”) on NYSE Arca subject to customary terms and conditions, including applicable brokerage commissions. It is also anticipated that the Fund will cease accepting creation orders from its authorized participants after the close of business on February 24, 2023.

On or around the Liquidation Date, the Fund will liquidate its remaining assets and distribute cash on a pro rata basis to the shareholders that have not previously sold their Shares, less an amount retained to pay the costs of closing the Fund. The Managing Owner will terminate the Fund after the distribution process is complete and it has wound up the Fund’s remaining administrative affairs.

These distributions to shareholders will be treated as liquidating distributions for U.S. federal income tax purposes. Shareholders are encouraged to consult their own tax advisors concerning the impact of the liquidation of the Fund in light of their own circumstances.

The Managing Owner anticipates that there will not be a market for the Shares in the period between the Cessation Date and the Liquidation Date (the “Pre-Liquidation Period”). In addition, during the Pre-Liquidation Period, the Managing Owner believes it is unlikely that the Fund will continue pursuing its investment objective by investing in futures contracts that seek to track the performance of Deutsche Bank G10 Currency Future Harvest Index® - Excess Return. Instead, the Fund is likely to hold all or substantially all of its remaining assets in cash and cash equivalent assets in anticipation of its subsequent liquidation.

This anticipated transition in the Fund’s portfolio will affect the Fund’s investment performance during the Pre-Liquidation Period. Investors who wish to avoid the potential effects of the anticipated transition on their Shares should consider selling their Shares before the Cessation Date.

Supplement No. 1 should be read together with the Prospectus.

Shares of the Fund are listed on NYSE Arca under the symbol “DBV”.

Investing in the Shares involves significant risks. See “RISK FACTORS” starting on page 12 of the Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THESE POOLS NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 1 is January 23, 2023.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P-DBV-PRO-1-SUP-1 012323